Exhibit 99.1

Maris-Tech Launches its Flagship Product- The Jupiter-AI, a High-End Multiple-Stream Video Platform with Edge Artificial Intelligence Acceleration

The company has already received orders from leading enterprises

REHOVOT, Israel, July 25, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, announced today the development completion of its flagship product, the Jupiter-AI.

Maris-Tech has already received initial orders for the Jupiter-AI as an OEM (Original Equipment Manufacturer) solution and as a ruggedized platform within enclosure (the Opal), as well as for its derivatives, that vary in terms of video interfaces and mechanical structure.

The Jupiter-AI, a tight and efficient integration between Maris-Tech’s Jupiter-Nano and Hailo’s Hailo-8 an, up to 26 TOPS (Tera-Operations-Per-Second) AI accelerator, provides an ultimate hardware and software solution for remote platforms’ video streaming, recording, debriefing and AI at the edge, named “Maris Edge.”

We believe the main features of the Jupiter AI are responsive to the rapidly growing demand for (all in a single platform):

●	miniature and light;

●	low power;

●	multiple- video sensors;

●	high video quality over narrow-band wireless networks;

●	low-latency streaming; and

●	powerful deep learning and AI acceleration enabling object detection, classification, tracking and other customers’ AI requirements in high framerate.

“We are pleased to announce the on-schedule launch of our Jupiter-AI platform and are very proud of its performance. This is a significant milestone that we believe places Maris-Tech at the forefront of the edge video and AI technology with a solution that is responsive to the remote platforms’ market needs. The Jupiter-AI is competitive in all parameters and as such may have significant influence on our future business,” said Israel Bar, Chief Executive Officer of Maris-Tech.

The Jupiter-AI was presented at the Eurosatory exhibition in June 2022 and first deliveries are expected in August 2022.

The Jupiter-AI addresses professional civilian, HLS and defense markets. It may be used in autonomous vehicles, agriculture, visual inspection, machine vision, search and rescue, intelligence gathering, observation, situational awareness and automatic target recognition applications when mounted on drones, robots, UVA (Unmanned Aerial Vehicles), UVG (Unmanned Ground Vehicles), loitering munition platforms, armored vehicles, missiles, etc.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the advantages of Jupiter-AI, that Jupiter-AI is a significant milestone that places Maris-Tech at the edge video and AI forefront of technology with a solution that is responsive to the remote platforms’ market needs, that Jupiter-AI may have significant influence on the Company’s future business, and that first deliveries of Jupiter-AI are expected in August 2022. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com